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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               dated May 15, 2003

                               Savia, S.A. de C.V.
                 (Translation of registrant's name into English)


                                Rio Sena 500 Pte.
                         Col. Del Valle, San Pedro Garza
                                N.L. Mexico 66220
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

                      Regulation S-T Rule 101 (b) (1): ___

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

                       Regulation S-T Rule 101(b) (7): ___

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home

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country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes ___ No ____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

                                 Rule 12g3-2 (b) : 82-3412





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                                  EXHIBIT INDEX



         Exhibit                  Description
         -------                  -----------


         99.1. Resolutions adopted by the stockholders of Savia, S.A. de C.V. at a meeting held on April 30, 2003.







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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Savia, S.A. de C.V.
                                  (Registrant)



Date:  May 15, 2003                         By: /s/ Bernardo Jimenez
                                              ----------------------------------
                                                    Bernardo Jimenez
                                                    Chief Financial Officer